Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: July 19, 2024

SLB Second-Quarter 2024 Results Prepared Remarks

James R. McDonald—SVP of Investor Relations and Industry Affairs

Thank you, Leah.

Good morning, and welcome to the SLB, Second-Quarter 2024, Earnings Conference Call. Today’s call is being hosted from London, following our Board meeting held earlier this week.

Joining us on the call are Olivier Le Peuch, Chief Executive Officer, and Stephane Biguet, Chief Financial Officer.

Before we begin, I would like to remind all participants that some of the statements we will be making today are forward-looking. These matters involve risks and uncertainties that could cause our results to differ materially from those projected in these statements. For more information, please refer to our latest 10-K filing and other SEC filings which can be found on our website.

Our comments today also include non-GAAP financial measures. Additional details and reconciliations to the most directly comparable GAAP financial measures can be found in our second-quarter press release, which is on our website.

And finally, in conjunction with our proposed acquisition, SLB and ChampionX have filed materials with the SEC, including a registration statement with a proxy statement and prospectuses. These materials can be found on the SEC’s website or from the parties’ websites.

With that, I will turn the call over to Olivier.

Olivier Le Peuch—CEO

Thank you, James.

Ladies and gentlemen, thank you for joining us on the call. This was a very strong second quarter for SLB, showcasing our ability to harness the ongoing growth cycle while driving efficiencies throughout our business.

During today’s call, I will cover three topics. First, I will review our second-quarter results. Then, I will describe the dynamics of the cycle and how we are positioning our business for further growth and margin expansion. And finally, I will share our updated outlook for the full year and discuss our ongoing commitment to returns to shareholders.

Stephane will then provide additional details on our financial results, and we will open the line for your questions. Let’s begin.

Second-Quarter Performance

I’m very pleased with our strong second-quarter performance. Sequentially, revenue increased 5%, adjusted EBITDA grew 11%, adjusted EBITDA margin expanded 142 basis points, and we generated $776 million of free cash flow. These results were driven by continued growth momentum in the international markets, with more than half of our international GeoUnits posting their highest revenue quarter of the cycle.

Overall, international revenue grew 6% sequentially led by the Middle East & Asia, which continued to set new records with two-thirds (8 out of 12) of the GeoUnits in the area posting record high quarterly revenue. This was fueled by capacity expansion projects, new gas developments, and production and recovery investments across the region.

Additionally, the ongoing strength of the offshore markets supported further growth in Europe & Africa as well as Latin America. This was particularly pronounced in deepwater basins, including Brazil, West Africa, and Norway, where we continued to benefit from strong backlog conversion in OneSubsea. We also benefitted from new projects on land, notably in Argentina and North Africa.

Meanwhile, in North America, revenue increased 3% sequentially. This was led by the Gulf of Mexico, where we saw increased drilling and higher digital revenue from sales of exploration data licenses. However, this sequential growth was partially offset by lower drilling in US land as the market continues to be constrained by weaker gas prices, capital discipline, and ongoing market consolidation.

Next, let me describe how this growth played out across the Divisions.

In our Core divisions, we continued to harness the cycle, with revenue growing 4% sequentially and pretax segment operating margins expanding by 120 basis points. Growth was led by our Production Systems and Reservoir Performance divisions, which visibly expanded margins due to the favorable conversion of backlog, as well as many business lines operating at record activity levels. Demand for our services and equipment is being further reinforced by the combination of long-cycle development activity and the acceleration of production and recovery investments, particularly in the Middle East & Asia and Latin America. Well Construction also grew sequentially, supported by offshore developments, although this was partially offset by weaker land activity in North America.

Overall, the Core divisions continue to deliver margin expansion, combining to post their 14th consecutive quarter of year-on-year pretax segment operating margin expansion.

Meanwhile, in Digital & Integration, I was very pleased to see highly accretive sequential growth, highlighted by our Digital business reaching a new quarterly high-and supporting visible sequential margin expansion. This puts us on track to achieve our full-year ambition of digital revenue growth in the high-teens. We have opportunities to build on this momentum as customers are increasingly choosing to partner with SLB to modernize their digital infrastructure, as you’ve seen in a number of announcements included in today’s release. At the end of the second quarter, we had 6,900 users on the DelfiTM platform, an increase of 28% year on year. Additionally, the number of connected assets increased by 57% and trailing twelve months compute hours increased by 43%.

Combined with our first-quarter results, SLB first-half adjusted EBITDA grew in the mid-teens compared to the same period last year, in line with our full year ambition. Moving forward, we will remain focused on driving quality revenue growth and leveraging operational efficiencies to grow EBITDA, expand operating margins, generate robust cash flows, and meet our commitment to returns to shareholders.

I want to clearly express my full gratitude to the entire SLB team for delivering such strong second-quarter and first-half results.

Capturing Growth While Driving Efficiencies

Next, let me describe how the market is evolving and the steps we are taking to capture profitable growth across the business.

As the cycle continues, investments will increasingly be targeted in the most resilient areas of the market, including key international markets, such as the Middle East & Asia, and in offshore globally. In these areas, we are seeing long-cycle gas and deepwater projects, production and recovery activity to address natural decline, and increased Digital adoption to drive efficiency and performance. This is an optimal environment for our business, and we are seizing each of these opportunities.

In the Middle East, in addition to the exposure to the oil capacity expansion programs across the region, we continue to benefit from the acceleration and scale of investments in gas development— both conventional and unconventional—leveraging our fit-for-basin technology and differentiated integration capabilities.

Offshore, we see the benefits of our OneSubsea JV, as highlighted by the number of high-value contract awards and partnerships included in today’s release. Through OneSubsea, we are helping customers unlock reserves and reduce cycle times through an extensive subsea production and processing technology portfolio, and we are increasingly being offered the opportunity to partner with customers in early engineering phases to unlock the economics of their assets.

In production and recovery, we are seeing customers embrace our offerings as they work to offset natural decline, extend performance, and maximize the value of their producing assets. We have many solutions to help customers access resources through our Production Systems and Reservoir Performance divisions, and this is showing up in the strong results these divisions are achieving. As this market continues to evolve, we expect to strengthen our portfolio to fully capture this growing opportunity through our pending acquisition of ChampionX.

Finally, underpinning nearly everything we do is the power of digital and AI. In today’s market, accelerating the time to returns and extracting new levels of efficiency, are top of mind for our customers, and they are increasingly recognizing that upscaling their digital infrastructures is a key enabler in these areas, presenting us with significant opportunities for high-margin growth.

In summary, SLB is well positioned across key, resilient markets. We remain focused on expanding margins through quality revenue growth, and this is complemented by a heightened focus on operating efficiency, support structure optimization, and strategic resource allocation in certain markets to align with expected levels of activity going forward. To support these ongoing cost efficiency actions, we recorded a charge this quarter, and Stephane will share additional details on this topic later in the call.

Overall, the positive market dynamics and our continued focus on operating efficiency present a strong backdrop for continued outperformance. We look forward to harnessing these dynamics to deliver further growth and margin expansion in the second half of 2024 and in 2025.

Updated Full-Year Guidance

On that note, let me conclude my opening remarks by sharing our updated outlook for the year.

Based on our strong second-quarter and first-half results, we expect full-year adjusted EBITDA growth in the range of 14 to 15% and full-year adjusted EBITDA margins at or above 25%.

Specific to the third quarter, we expect sequential revenue growth in the low-single digits enhanced by further margin expansion. This will accelerate as we move toward the end of the year, with a visible increase in topline growth and an uptick in margin expansion during the fourth quarter, due to seasonally higher year-end digital and product sales.

Returns to Shareholders

Lastly, we returned $1.5 billion to shareholders over the first two quarters through the combination of stock repurchase and dividends. In the second half of the year, we expect to generate higher EBITDA and strong cash flows, supporting our full-year commitments.

Directionally, we expect a strong exit of the year to position us for continued revenue growth, margin expansion, and cash generation, reinforcing our commitment to continued returns to shareholders in 2025.

I will now turn the call over to Stephane.

Stephane Biguet—Executive VP and CFO

Thank you, Olivier, and good morning, ladies and gentlemen.

Overall, our second-quarter revenue of $9.1 billion increased 5% sequentially, mostly driven by the international markets led by the Middle East & Asia.

Sequentially, our pretax segment operating margins expanded 135 basis points to 20.3% as margins increased in each of our four Divisions.

Company-wide adjusted EBITDA margin for the second quarter was 25%, representing a sequential increase of 142 basis points. In absolute dollars, adjusted EBITDA increased 11% sequentially and 17% year-on-year.

As a result, second-quarter earnings per share excluding charges and credits was 85 cents. This represents an increase of 10 cents sequentially and 13 cents, or 18%, when compared to the second quarter of last year.

During the quarter we recorded 1 cent of merger and integration charges relating to the Aker subsea transaction and 7 cents of charges in connection with a program that we have recently started to realign and optimize the support and service delivery structure in certain parts of our organization. This includes adjusting resources as a result of lower activity levels in North America; centralizing certain digital delivery services; and improving efficiency in our support structure.

This program, which will result in additional charges in the third quarter, will drive further margin expansion in the second half of the year and into 2025. The related actions will be completed by the end of the year.

Let me now go through the second-quarter results for each Division.

Second-quarter Digital & Integration revenue of $1.1 billion increased 10% sequentially with margins expanding 435 basis points to 31%.

The sequential revenue growth was entirely due to higher digital sales, as APS revenue was flat. The strong margin performance was driven by improved digital profitability as a result of robust exploration data sales and the higher uptake of digital solutions. APS margins were essentially flat. We expect the digital revenue growth and margin expansion to continue in both Q3 and Q4.

Reservoir Performance revenue of $1.8 billion increased 5% sequentially while margins improved 98 basis points to 20.6%. These increases were primarily due to strong growth internationally, led by higher activity in the Middle East & Asia.

Well Construction revenue of $3.4 billion increased 1% sequentially, while margins of 21.7% increased 125 basis points driven by strong measurements and fluids activity internationally.

Finally, Production Systems revenue of $3 billion increased 7% sequentially driven by the strong activity in the international markets led by Europe and Africa.

Margins expanded 146 basis points to 15.6% on improved profitability in subsea production systems and artificial lift.

Now turning to our liquidity.

Our cash flow was strong, as we generated $1.4 billion of cash flow from operations and free cash flow of $776 million during the quarter.

We expect our cash flow to continue to improve throughout the rest of the year. As a result, our free cash flow in the second half of this year will be materially higher than the first half.

Capital investments, inclusive of capex and investments in APS projects and exploration data were $660 million in the second quarter. For the full year, we are still expecting capital investment to be approximately $2.6 billion.

As I mentioned last quarter, under the securities laws we were prohibited from repurchasing our stock during the period between the mailing of the proxy in connection with the ChampionX acquisition and ChampionX’s shareholder vote. Following the shareholder vote in June, we have resumed our stock repurchase program, and during the quarter, we repurchased 9.9 million shares for a total purchase price of $465 million.

During the first half of the year, total returns to shareholders, in the form of stock repurchases and dividends, were approximately $1.5 billion representing half of our $3 billion commitment for all of 2024.

Finally, we issued $1.5 billion dollars of bonds during the second quarter. The proceeds either have been or will be used to refinance our debt obligations. We are pleased with our current capital structure, which allows us to prioritize returns to shareholders as illustrated by our $3 billion total returns commitment for 2024 and our $4 billion commitment for 2025.

I will now turn the conference call back to Olivier.

Olivier Le Peuch—CEO

Thank you, Leah.

Ladies and gentlemen, as we conclude today’s call, I would like to leave you with the following takeaways:

First, the growth momentum continues, with many of our international GeoUnits reaching new cycle-highs. Combined with the increased adoption of digital technologies, the stage is set for further growth and margin expansion throughout the rest of 2024 and into 2025.

Second, in this environment, no company is better positioned than SLB to capture quality growth. Our differentiated operating footprint, leading technical and digital offerings, and sustained commitment to operating efficiency and value creation have set us apart throughout the cycle. Moving ahead, we remain favorably positioned in the highest-quality areas of the market, supported by our differentiated technology deployment, integration capabilities, and performance.

And third, with a strong first half of the year behind us and full confidence in further international revenue growth, we are optimally positioned to continue our margin expansion journey, to generate cash, and to fulfill our commitment to returns to shareholders, both in 2024 and in 2025.

This is an excellent environment for our business, and I am confident that we will continue to deliver outstanding performance for our customers and our shareholders in the quarters ahead.

With that, I will conclude this morning’s call. Thank you very much for joining.

Copyright © 2024 SLB. All rights reserved.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the Form S-4 and proxy statement/prospectus (each, as defined below) that has been filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of S LB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May 15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm). and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.